Exhibit 99.1

Corporación América Airports Provides Update on Florence Airport Expansion Project

LUXEMBOURG--(BUSINESS WIRE)--February 14, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport concession operator in the world by number of airports, announced today that its subsidiary Toscana Aeroporti S.p.A (“TA”) has been notified by the Council of State that it has rejected the appeal lodged on July 25, 2019 by TA, against judgement No.793. This appeal had been filed jointly with, among others, Italy's Ministry of Environment and Protection of the Land and Sea, Italy's Ministry of Cultural Heritage and Activities, Italian Civil Aviation Authority (ENAC) and Municipality of Florence, Region of Tuscany. On May 27, 2019, the Regional Administrative Court of Tuscany, through judgment Nro.793, had overturned the favorable Environmental Impact Assessment (VIA) decree issued on December 28, 2017, for the project outlined in 2014-2029 Master Plan for Florence Airport.

While fully respecting today’s judgment, the Company is firmly convinced of the need for the Florence airport to construct a new runway and a new terminal to remedy the airport’s evident critical infrastructure concerns and will therefore verify the conditions and actions to be taken, together with the competent entities — and first and foremost the Italian Civil Aviation Authority — to move ahead with the project.

Importantly, the work done by TA in connection with the Environmental Impact Assessment for the Florence Airport Master Pan was carried out according to the opinions and instructions provided by the competent ministries and the competent Environmental Compatibility Assessment (VIA) Commission, by virtue of the positive opinions obtained from the Italian Environmental Compatibility Assessment Commission, Italy's Ministry of Environment and Protection of the Land and Sea, Italy's Ministry of Cultural Heritage and Activities and Italy's Ministry for Infrastructure and Transport.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 83.5 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411